Airtrax, Inc.
200 Freeway Drive, Unit One
Blackwood, New Jersey 08012
(856) 232-3000

February 13, 2008

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Airtrax, Inc. (the “Company”) Registration Statement on Form SB-2 Initially Filed May 4, 2007 File No. 333-142644

Ladies and Gentlemen:

Please be advised that Airtrax, Inc. (the "Registrant")  hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission  withdraw the  Registrant's  Registration  Statement on Form SB-2 filed with the  Commission  on  May 4, 2007 (File No. 333-142644) (the "Registration Statement").  No securities were offered or sold pursuant to this Registration Statement.  Please apply the Company’s filing fee to its account with the SEC.  If you have any questions concerning this matter, please contact Richard Friedman at (212) 930-9700.

Thank you for your assistance in this matter.

AIRTRAX, INC.

By:	/s/ ROBERT WATSON
Robert Watson
President